

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Roger James Hamilton
Chief Executive Officer
Genius Group Ltd
8 Amoy Street, #01-01
Singapore 049950

Re: Genius Group Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed November 7, 2023
File No. 333-273841

Dear Roger James Hamilton:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1

General

1. We note your response to prior comment 1, including reference to your Form 6-K filed September 5, 2023. in the FAQs section of the Form 6-K under the question titled "What is the ERL Share Distribution?," you state that ERL is currently listed as a public company on the main board of MERJ Exchange and that you have commenced the "dual listing" process to transfer ERL to Upstream. Further, we note that the Upstream website currently reflects that ERL is dual-listed. Please tell us what exchanges and listings are involved in ERL's "dual listing." In this regard, please clearly explain (i) whether ERL intends to be listed on both the MERJ Exchange and Upstream, or if ERL plans to cease its MERJ Exchange listing, (ii) if ERL intends to cease its listing on the MERJ Exchange, please advise if Upstream will update its website to remove a reference to a dual listing, and (iii) that ERL shares or other securities are not currently listed on a U.S.-based

exchange and that you are not in the process of working towards a U.S. exchange listing.

2. We note your response to prior comment 1 and your analysis as to whether the company provided "adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets" in accordance with Staff Legal Bulletin No. 4.
   - Please provide us with a detailed analysis as to whether the information referenced in your response substantially complied with Regulation 14A or Regulation 14C, including the requirements relating to financial statements of the subsidiary.
   - Please advise us as to whether the information referenced in your response was delivered to U.S. shareholders in an information statement.

Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services